UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

 TXP CORPORATION.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

873135107 (CUSIP Number)

October 11, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873135107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kuekenhof Equity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 9,375,000 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 9,375,000 shares 8. Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 873135107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kuekenhof Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 shares 6. Shared Voting Power 9,375,000 shares 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 9,375,000 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 873135107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael James
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 shares 6. Shared Voting Power 9,375,000 shares 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 9,375,000 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 873135107

Item 1	(a)	Name of Issuer:

TXP Corporation.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1299 Commerce Drive.
Richardson, Texas 75081

Item 2	(a)	Name of Person Filing:

Kuekenhof Equity Fund, L.P. (“Fund”)
Kuekenhof Capital Management, LLC (“Management”)
Michael James (“James”)

Item 2	(b)	Address of Principal Business Office:

22 Church Street, Suite 5
Ramsey, New Jersey 07446

Item 2	(c)	Citizenship:

Fund is a Delaware Limited Partnership.
Management is a Delaware Limited Liability Company.
James is a citizen of the United States.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2	(e)	CUSIP Number:

873135107

Item 3		Type of Person:

Not Applicable

CUSIP No. 873135107

Item 4	Ownership (at October 11, 2006):

(a) Amount beneficially owned:
Fund - 9,375,000 shares
Management - 9,375,000 shares
James - 9,375,000 shares

(b) Percent of class:
Fund 8.8%%
Management - 8.8%
James - 8.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Fund - 9, 375,000
Management - 0
James - 0

(ii) shared power to vote or to direct the vote:

Fund - 0
Management - 9,375,000
James - 9,375,000

(iii) sole power to dispose or to direct the disposition of:

Fund - 9,375,000
Management - 0
James - 0

(iv) shared power to dispose or to direct the disposition of:

Fund - 0
Management - 9,375,000
James - 9,375,000

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The shares reported herein have been acquired by Fund. Pursuant to the Agreement of Limited Partnership of Fund, Management, as the general partner of Fund, and James, as Managing Member of Management, have the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Management and James each disclaim beneficial ownership of all shares held by Fund beyond their pro rata ownership interest in Fund.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

This Schedule 13G is filed by Kukenhof Equity Fund, L.P., Kuekenhof Capital Management, LLC and Michael James.

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006	Kuekenhof Equity Fund, L.P.

By: Kuekenhof Capital Management, LLC Its: General Partner
	By:	/s/ Michael James
	Name:	Michael James
	Title:	Managing Member

Kuekenhof Capital Management, LLC.

/s/ Michael James
	Name:	Michael James
	Title:	Managing Member

/s/ Michael James
Michael James